UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Scorpio Tankers Inc. (the “Company”) announces the full redemption of its 7.00% Fixed Rate Senior Unsecured Notes due 2025 (the “Notes”) on March 3, 2025. The Notes (CUSIP: 80918T208, ISIN:US80918T2087) are currently listed on the New York Stock Exchange under the ticker symbol “SBBA.”  The redemption date is March 3, 2025 and redemption amount is $25.00 per share, plus $0.30625 in accrued and unpaid interest per share. Interest on the Notes will cease to accrue on and after the redemption date. The contact information for the paying agent to the Notes is: Deutsche Bank Trust Company Americas, c/o DB Services Americas, Inc., 5022 Gate Parkway, Suite 200, Jacksonville, FL 32256. Noteholders will be paid the redemption amount upon presentation of the Notes to the paying agent for the redemption.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (Registration No. 333-264084) and Form S-8 (Registration No. 333-277147) that were filed with the U.S. Securities and Exchange Commission with an effective date of April 1, 2022 and February 16, 2024, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: February 28, 2025
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer